United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

September 2, 2011

RE:           Acquisition Capital Group, Inc
  Form S-11
 Originally Filed on March 1, 2010
File No. 333-165134

To whom it may concern:

We hereby withdraw our previous request for acceleration for July 29, 2011.

We are hereby requesting acceleration of effectiveness of the above referenced Form S-11, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EDT on Friday, September 2, 2011 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form S-11, the issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Form S-11 at my fax at 951-224-6675.

Thank you for your assistance.

Sincerely,

Rex Jay Horwitz